WISeKey Announces Retirement of Peter Ward as Chief Financial Officer;

Appoints John O’Hara as its New Chief Financial Officer

Geneva, Switzerland – June 14, 2024 – Ad-Hoc announcement pursuant to Art. 53 SIX Listing Rules - WISeKey International Holding Ltd. (“WISeKey”) (SIX: WIHN, NASDAQ: WKEY), a global leader in cybersecurity, digital identity, and Internet of Things (IoT), today announced the retirement of Peter Ward as its Chief Financial Officer, effective June 30, 2024. The Company appoints John O’Hara as its new Chief Financial Officer, effective July 1, 2024.

Following his retirement, Mr. Ward will remain a member of the Board of Directors of WISeKey. Mr. Ward joined the Company in 2008 and has served as its Chief Financial Officer since 2015.

Mr. O’Hara, who currently serves as the CFO of SEALSQ Corp. (“SEALSQ”, NASDAQ: LAES), a subsidiary of the Company, has been part of the WISeKey team since 2018, serving as International Financial Controller. During his tenure, he successfully spearheaded the spin-off and subsequent listing of SEALSQ on the Nasdaq Stock Exchange.

Mr. O’Hara has an extensive expertise in US GAAP, IFRS, and Swiss GAAP, underpinned by two decades of experience with multinational enterprises, listed companies, partnerships, and NGOs. He is a distinguished finance professional known for his proficiency in Financial Control, Compliance, and Risk Management within the Professional Services and Cybersecurity industries. His career is marked by a proven track record of exceptional leadership and management across various sectors.

Prior to joining WISeKey, Mr. O’Hara served as the Global Financial Controller for Jesuit Worldwide Learning and as Finance Director at Deloitte, where he led the strategic and operational finance functions of the Tax Service Line. Earlier in his career, at Marsh & McLennan Companies, he managed finance teams of over seventy individuals, driving the finance transformation agenda for the UK Controllership function and enhancing financial controls across multiple regions.

Carlos Moreira, CEO of WISeKey, commented, “As we celebrate a significant chapter in WISeKey's journey, I want to extend my heartfelt gratitude to Peter as he retires after almost two decades of exceptional service. Peter’s leadership and financial stewardship have been instrumental in guiding our company through many milestones. Peter’s involvement has been crucial during our long journey, from our pioneering steps in deploying digital identity ecosystems, to the groundbreaking launch of the first digital certification of a luxury watch, then the integration of blockchain and AI into our security solutions, to a global leader in cybersecurity, digital identity, and IoT… through the successful completion of acquisitions and financings. As we continue to explore new frontiers, including the exciting developments in the Space IoT era and digital art tokenization, his contributions have laid a solid foundation for future successes.”

Mr. Moreira added, “Peter’s expertise was also vital during the significant milestones of listing WISeKey on both the Swiss SIX exchange and Nasdaq, achievements that have greatly enhanced our global visibility. I thank Peter for his tireless dedication and for being an integral part of WISeKey's legacy and future. We wish him the very best in retirement.”

Mr. Moreira remarked, “John's extensive experience in implementing robust financial policies and procedures significantly improved business performance at WISeKey over the years. His ability to identify and implement numerous cost-saving initiatives is expected to usher in a new era of financial excellence for WISeKey. I look forward to continuing our collaboration to foster growth and sustainability.”

About WISeKEY:

WISeKey International Holding Ltd (“WISeKey”, SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, and IoT solutions platform. It operates as a Swiss-based holding company through several operational subsidiaries, each dedicated to specific aspects of its technology portfolio. The subsidiaries include (i) SEALSQ Corp (Nasdaq: LAES), which focuses on semiconductors, PKI, and post-quantum technology products, (ii) WISeKey SA which specializes in RoT and PKI solutions for secure authentication and identification in IoT, Blockchain, and AI, (iii) WISeSat AG which focuses on space technology for secure satellite communication, specifically for IoT applications, and (iv) WISe.ART Corp which focuses on trusted blockchain NFTs and operates the WISe.ART marketplace for secure NFT transactions.

Each subsidiary contributes to WISeKey’s mission of securing the internet while focusing on their respective areas of research and expertise. Their technologies seamlessly integrate into the comprehensive WISeKey platform. WISeKey secures digital identity ecosystems for individuals and objects using Blockchain, AI, and IoT technologies. With over 1.6 billion microchips deployed across various IoT sectors, WISeKey plays a vital role in securing the Internet of Everything. The company’s semiconductors generate valuable Big Data that, when analyzed with AI, enable predictive equipment failure prevention. Trusted by the OISTE/WISeKey cryptographic Root of Trust, WISeKey provides secure authentication and identification for IoT, Blockchain, and AI applications. The WISeKey Root of Trust ensures the integrity of online transactions between objects and people.

For more information on WISeKey’s strategic direction and its subsidiary companies, please visit www.wisekey.com.

Press and Investor Contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 / lcati@equityny.com Katie Murphy Tel: +1 212 836-9612 / kmurphy@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of the Swiss Financial Services Act (“FinSA”), the FInSa's predecessor legislation or advertising within the meaning of the FinSA. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.